FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2022 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☒ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☒

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2022 Earnings presentation (Supplementary information)

Earnings presentation: Supplementary information — 9M’22 26 October 2022

2 Important information Non-IFRS and alternative performance measures This presentation contains, in addition to the financial information prepared in accordance with International Financial Reporting Standards (“IFRS”) and derived from our financial statements, alternative performance measures (“APMs”) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015 (ESMA/2015/1415en) and other non-IFRS measures (“Non-IFRS Measures”). These financial measures that qualify as APMs and non-IFRS measures have been calculated with information from the Banco Santander Group; however those financial measures are not defined or detailed in the applicable financial reporting framework nor have been audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider these APMs and non-IFRS measures to be useful metrics for our management and investors to compare operating performance between accounting periods, as these measures exclude items outside the ordinary course performance of our business, which are grouped in the “management adjustment” line and are further detailed in Section 3.2 of the Economic and Financial Review in our Directors’ Report included in our Annual Report on Form 20-F for the year ended 31 December 2021. Nonetheless, these APMs and non-IFRS measures should be considered supplemental information to, and are not meant to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2021 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on 1 March 2022, as updated by the Form 6-K filed with the SEC on 8 April 2022 in order to reflect our new organizational and reporting structure, as well as the section “Alternative performance measures” of the annex to the Banco Santander, S.A. (“Santander”) Q3 2022 Financial Report, published as Inside Information on 26 October 2022. These documents are available on Santander’s website (www.santander.com). Underlying measures, which are included in this presentation, are non-IFRS measures. This presentation also contains statements on emissions and other climate-related performance data, statistics, metrics and/or targets (the “ESG Data”). The ESG Data are not financial data and are non-IFRS data. Such ESG Data are non-audited estimates, continue to evolve and may be based on assumptions believed to be reasonable at the time of preparation, but should not be considered guarantees. The ESG Data is for informational purposes only, is not intended to be comprehensive and does not constitute investment, legal or tax advice. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the included businesses and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Forward-looking statements Santander advises that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements may be identified by words like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. Found throughout this presentation, they include (but are not limited to) statements on our future business development, performance, shareholder remuneration policy and ESG Data. However, a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from those anticipated, expected, projected or assumed in forward-looking statements. The following important factors, in addition to other factors discussed elsewhere in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could cause materially different outcomes from those anticipated, expected, projected or assumed in forward- looking statements: (1) general economic or industry conditions of areas where we have significant operations or investments (such as a worse economic environment; higher volatility in the capital markets; inflation or deflation; changes in demographics, consumer spending, investment or saving habits; energy prices; and the effects of the war in Ukraine or the COVID-19 pandemic in the global economy); (2) climate-related conditions, regulations, targets and weather events; (3) exposure to various market risks (particularly interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices); (4) potential losses from early repayments on our loan and investment portfolio, declines in value of collateral securing our loan portfolio, and counterparty risk; (5) political stability in Spain, the United Kingdom, other European countries, Latin America and the United States; (6) changes in legislation, regulations, taxes, including regulatory capital and liquidity requirements, especially in view of the United Kingdom exit from the European Union and increased regulation in response to financial crises; (7) our ability to integrate successfully our acquisitions and related challenges that result from the inherent diversion of management’s focus and resources from other strategic opportunities and operational matters; and (8) changes in our access to liquidity and funding on acceptable terms, in particular if resulting from credit spreads shifts or downgrade in credit ratings for the entire Santander, the Banco Santander Group or significant subsidiaries.

3 Important information Forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees, including, but not limited to developing standards that may change in the future; plans, projections, expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions; changes in operations or investments under existing or future environmental laws and regulations; and changes in government regulations and regulatory requirements, including those related to climate-related initiatives. Forward-looking statements are aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. No offer The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this presentation. No investment activity should be undertaken on the basis of the information contained in this presentation. In making this presentation available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Historical performance is not indicative of future results Statements about historical performance must not be construed to indicate that future performance, share price or results (including earnings per share) in any future period will necessarily match or exceed those of any prior period. Nothing in this presentation should be taken as a profit forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

5 Liquidity Balance Sheet ST Funding Securitizations and others Loans and advances to customers Fixed assets & other Customer deposits M/LT debt issuances Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). (1) Provisional data. (2) Spain: Parent bank, UK: Ring-fenced bank. (3) 12 month average, provisional data. Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios 1 Equity and other liabilitiesFinancial assets HQLAs3 HQLAs Level 1 327.4 HQLAs Level 2 6.9 o/w Level 2A 3.6 o/w Level 2B 3.3 Liquidity Coverage Ratio (LCR) Net Stable Funding Ratio (NSFR) 279 39 91 135 1,067 195 59 1,009 1,437 1,437 Assets Liabilities Sep-22 Jun-22 Spain2 185% 162% UK2 166% 171% Portugal 149% 155% Poland 159% 157% US 128% 124% Mexico 157% 174% Brazil 139% 162% Chile 201% 193% Argentina 206% 219% SCF 168% 266% Group 169% 165% 115% 112% 117% 121% 182% 133% 128% 142% 107% 118% Jun-22 121% € bn, Sep-22 € bn, Sep-22

6 Additional opportunities from rebuilding ALCO portfolios from current very low exposure, especially in euros ALCO Portfolio %, Sep-22 o/w euro area countries 20% (1) DCB: NMDs in Poland and Scandinavia not considered. SCF, 8% Spain, 10% UK, 5% Poland, 11% Portugal, 2% USA, 17% Mexico, 17% Brazil, 13% Chile, 11% Other South America, 7% Portfolio size €104bn (HTC&S €61bn)

7 Conservative and decentralized liquidity and funding model (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes Banco Santander, S.A. and Santander International Products PLC. Note: preference shares also includes other AT1 instruments. €35bn1 issued in public markets in 9M’22 € bn, Sep-22, Average exchange rates  Other includes issuances in Brazil, Mexico, Portugal, Poland and Peru. 3.4 9.9 5.5 4.8 2.3 1.4 1.3 1.8 0.7 0.8 2.8 9.0 16.2 9.6 0.0 0.1 Covered bonds Senior Senior non- preferred Preference shares Sub debt Very manageable maturity profile € bn, Sep-22 Covered Bonds Senior Non- Preferred Senior Other 2022 2023 2024 2025 2026 >2026 3.9 7.6 18.7 12.6 6.4 14.6 - 0.7 - 3.9 2.6 19.8 Spain2 UK DCB Chile USA Other 0.5 8.3 4.7 9.5 9.0 26.5 1.0 3.5 7.7 4.3 7.0 21.5

8 YTD issuances against 2022 funding plan Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above. (1) Includes €1.8bn of sub debt issued in Q4’21 as pre-funding for 2022. (2) Includes €2.1bn of senior non-preferred issued Q4’21 as pre-funding for 2022. Banco Santander, S.A.’s 2022 funding plan contemplates the following:  The Financial Plan is mainly focused on covering TLAC/MREL requirements to:  continue building up TLAC/MREL buffers  pre-finance senior non-preferred / senior preferred transactions which lose TLAC/MREL eligibility due to entering in the <1 year window  cover the increase in estimated RWAs which are the base of both requirements Execution of 2022 funding plan € bn, Sep-22 Plan Issued Plan Issued Plan Issued Plan Issued Banco Santander, S.A. 3 - 3.5 1.8 9 - 10 17.2 - 3.4 12 - 13.5 22.4 SCF - 0.0 5 - 6 1.4 0 - 0.5 - 5 - 6.5 1.4 UK - 0.0 3 - 4 2.4 0.5 - 0.75 4.8 3.5 - 4.75 7.1 SHUSA - 0.0 2 - 2.5 3.1 - - 2 - 2.5 3.1 TOTAL 3 - 3.5 1.8 19 - 22.5 24.0 0.5 - 1.25 8.2 22.5 - 27.25 34.1 Hybrids SNP + Senior Covered Bonds TOTAL 1 2 1 2

9 Assumed capital requirements (fully-loaded)**  AT1 and T2 ratios are planned to be close to1.5% and 2% of RWAs respectively. SREP capital requirements and MDA* CET1 CCoB Pillar 1 AT1 G-SIB buffer T2 T2 AT1  Following regulatory changes in response to the covid-19 crisis, the minimum CET1 to be maintained by the Group is 8.85% (was 9.69% pre-changes)  As of Mar-22, the distance to the MDA is 321 bps2 and the CET1 management buffer is 347 bps Pillar 2 R** 1 6 . Sep- , t i t t t is 07bps2 and the CET1 38bps. Sep-22 Santander’s capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements * The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2. ** In order to align the treatment of P2R prudential expectations on calendar provisioning to some of Santander’s peers, from Oct-22 the P2R will increase 8bps to 1.58%. *** Fully-loaded CRR and fully-loaded IFRS 9. (1) Countercyclical buffer as of Jun-22. (2) MDA trigger = 3.38% - 0.32% = 3.07% (32bps of AT1 shortfall is covered with CET1). 4.50% 12.24% 0.84% 2.50% 1.00% CCyB, 0.01% 1.78% 1.46% 2.38% 2.47% 13.01% 16.18% Regulatory Requirement 2022 Group ratios Sep-22 +307bps +316bps +338bps 4.50% 12.10% 11-12% 0.84% 2.50% 1.00% CCyB, 0.01% 1.78% 1.46% 1.50% 2.38% 2.44% 2.00%13.01% 16.00% >15% Assumed regulatory requirement 2022 Group ratios Sep-22 Medium-term target ratios Assu ed capital require ents (ful y-loaded)*** CET1 T2 AT1 above 1.5% and 2% of RWAs +324bps +298bps +292bps CCoB Pillar 2 R** G-SIB buffer T2 Pillar 1 AT1 Sep-22

10 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. Note: Figures applying the IFRS 9 transitional arrangements. (1) TLAC RWAs are €287bn and leverage exposure is €865bn. MREL RWAs are €374bn and leverage exposure is €924bn. (2) MREL Requirement based on RWAs from Jan-24: 30.32% + Combined Buffer Requirement (CBR) TLAC Sep-22(e) MREL Sep-22(e) €13.0bn €16.4bnDistance to M-MDA €24.6bn €24.0bn % % and € bn Req. 21.5% Req. 32.5% 451bps 190bps 658bps 259bps Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt 18.0% 6.8% 3.5% 4.5% 1.9% 26.0% 8.7% % RWAs % LE 29.0% 13.2% 3.5% 6.5% 2.6% 39.0% 15.8% % RWAs % LE 72.9 8.2 10.9 2.7 29.1 22.1 145.9 MREL instruments

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

12 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Europe 2.06 2.02 1.98 1.99 2.08 2.23 2.44 Spain 1.84 1.78 1.68 1.69 1.73 1.78 1.98 United Kingdom 2.27 2.25 2.27 2.23 2.23 2.30 2.43 Portugal 1.52 1.47 1.44 1.41 1.42 1.45 1.64 Poland 2.90 2.91 2.93 3.31 4.64 6.21 7.28 North America 7.71 7.59 7.48 7.38 7.37 7.63 8.14 US 6.91 6.76 6.59 6.41 6.29 6.40 6.90 Mexico 10.11 10.03 10.08 10.23 10.47 11.07 11.81 South America 9.92 10.00 10.52 12.42 12.90 14.67 14.53 Brazil 11.37 11.63 12.20 13.25 14.36 14.89 14.81 Chile 6.87 6.63 6.93 10.61 9.99 14.25 13.16 Argentina 22.03 21.97 21.63 23.33 24.39 28.80 34.39 Digital Consumer Bank 3.98 3.94 3.93 3.88 4.02 4.00 4.02 Yield on loans (%)

13 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Europe 0.11 0.08 0.07 0.07 0.08 0.14 0.25 Spain 0.05 0.05 0.05 0.05 0.05 0.05 0.09 United Kingdom 0.21 0.14 0.11 0.10 0.12 0.21 0.35 Portugal 0.02 0.01 0.01 0.01 0.00 0.00 0.06 Poland 0.06 0.04 0.02 0.04 0.16 0.49 1.00 North America 0.65 0.61 0.65 0.67 0.73 0.88 1.22 US 0.17 0.12 0.11 0.08 0.09 0.21 0.51 Mexico 1.87 1.87 2.03 2.21 2.39 2.58 3.08 South America 1.79 2.14 2.78 3.91 5.20 6.54 8.09 Brazil 1.46 2.14 3.06 4.57 6.15 7.22 8.52 Chile 0.35 0.31 0.41 1.05 1.60 2.91 4.13 Argentina 11.48 11.92 12.13 12.05 13.62 17.65 22.86 Digital Consumer Bank 0.30 0.26 0.21 0.21 0.22 0.26 0.39 Cost of deposits (%)

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

15 Exposure ¹ Coverage Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Stage 1 885 904 912 929 967 998 1,030 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% 0.5% Stage 2 70 70 67 71 68 66 70 8.1% 8.2% 8.6% 7.7% 8.0% 8.5% 7.7% Stage 3 32 33 33 33 36 34 36 42.5% 42.2% 43.0% 41.3% 41.0% 40.1% 41.0% Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 27 bn in March 2021, EUR 26 bn in June 2021, EUR 27 bn in September 2021, EUR 18 bn in December 2021, EUR 22 bn in March 2022, EUR 23 bn in June 2022 and EUR 21 bn in September 2022).

16 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Europe 3.26 3.30 3.15 3.12 3.01 2.63 2.58 Spain 4.98 5.16 4.86 4.72 4.47 3.83 3.69 United Kingdom 1.35 1.30 1.27 1.43 1.42 1.17 1.16 Portugal 3.84 3.71 3.44 3.44 3.42 3.33 3.03 Poland 4.82 4.58 4.34 3.61 3.50 3.45 3.63 North America 2.39 2.28 2.56 2.42 2.83 2.71 2.79 US 2.11 2.00 2.36 2.33 2.75 2.64 2.92 Mexico 3.21 3.10 3.14 2.73 3.09 2.95 2.34 South America 4.30 4.36 4.38 4.50 5.05 5.39 5.54 Brazil 4.42 4.55 4.72 4.88 5.68 6.34 6.63 Chile 4.74 4.57 4.36 4.43 4.70 4.70 4.63 Argentina 2.32 3.34 3.85 3.61 3.21 2.48 2.13 Digital Consumer Bank 2.23 2.18 2.15 2.13 2.27 2.22 2.20 TOTAL GROUP 3.20 3.22 3.18 3.16 3.26 3.05 3.08 NPL ratio (%)

17 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Europe 50.0 48.4 51.1 49.4 49.1 50.2 49.7 Spain 48.0 45.7 49.6 51.4 50.4 49.4 49.3 United Kingdom 40.5 37.4 36.6 25.8 26.1 32.9 32.4 Portugal 69.2 73.0 75.5 71.7 72.8 74.3 76.3 Poland 70.3 72.4 74.6 73.9 78.5 76.0 74.8 North America 153.4 152.3 139.3 134.9 110.5 111.4 102.7 US 183.2 185.7 161.5 150.3 122.2 121.0 102.8 Mexico 95.6 90.6 90.1 95.0 79.5 84.1 102.7 South America 98.4 98.1 98.8 98.3 92.2 86.9 84.7 Brazil 116.5 112.3 111.8 111.2 101.1 92.3 89.2 Chile 63.4 63.9 64.1 63.3 60.7 60.4 60.3 Argentina 232.4 167.6 149.3 153.8 161.7 171.1 179.0 Digital Consumer Bank 111.4 111.9 112.8 107.8 99.4 97.4 95.6 TOTAL GROUP 74.0 72.9 74.0 71.3 69.5 70.6 69.7 Total coverage ratio (%)

18 Spain, 22.4% UK, 3.9% Portugal, 3.9% Poland, 3.6% Other Europe, 0.1% US, 18.3%Mexico, 4.6% Brazil, 25.8% Chile, 5.2% Argentina, 1.0% Other South America, 0.9% Digital Consumer Bank, 10.3% Spain, 32.4% UK, 8.6% Portugal, 3.7% Poland, 3.4% Other Europe, 0.6% US, 12.7% Mexico, 3.2% Brazil, 20.6% Chile, 6.2% Argentina, 0.4% Other South America, 0.5% Digital Consumer Bank, 7.7% Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Breakdown by operating areas. September 2022

19 Mar-21 Jun-21 Sep-21 Dec-21 Mar-22 Jun-22 Sep-22 Europe 0.51 0.49 0.48 0.39 0.37 0.37 0.36 Spain 0.79 0.91 0.97 0.92 0.88 0.79 0.71 United Kingdom 0.21 0.09 0.01 (0.09) (0.08) (0.02) 0.02 Portugal 0.38 0.41 0.35 0.09 0.03 (0.05) (0.12) Poland 1.02 0.88 0.82 0.67 0.65 0.95 1.07 North America 2.34 1.67 1.46 0.93 0.93 1.09 1.12 US 2.12 1.34 1.06 0.43 0.49 0.78 0.87 Mexico 3.00 2.74 2.69 2.44 2.22 2.05 1.86 South America 2.81 2.51 2.52 2.60 2.73 2.97 3.11 Brazil 3.79 3.51 3.60 3.73 3.94 4.26 4.46 Chile 1.33 1.07 0.89 0.85 0.83 0.89 0.87 Argentina 4.55 3.94 3.51 3.01 3.31 3.07 2.88 Digital Consumer Bank 0.69 0.64 0.57 0.46 0.44 0.44 0.43 TOTAL GROUP 1.08 0.94 0.90 0.77 0.77 0.83 0.86 Cost of risk (%) NOTE: Allowances for loan-loss provisions over the last 12 months / average loans and advances to customers of the last 12 months.

20 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

GRUPO SANTANDER (EUR mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Change Q3'22 / Q2'22	9M'21	9M'22	Change 9M'22 / 9M'21
Net interest income	7,956	8,240	8,458	8,716	8,855	9,554	10,051	+5.2%	24,654	28,460	+15.4%
Net fee income	2,548	2,621	2,641	2,692	2,812	3,040	3,015	-0.8%	7,810	8,867	+13.5%
Gains (losses) on financial transactions and other	886	444	832	370	638	221	443	+100.5%	2,162	1,302	-39.8%
Total revenue	**11,390**	**11,305**	**11,931**	**11,778**	**12,305**	**12,815**	**13,509**	**+5.4%**	**34,626**	**38,629**	**+11.6%**
Operating expenses	(5,118)	(5,259)	(5,401)	(5,637)	(5,535)	(5,900)	(6,160)	+4.4%	(15,778)	(17,595)	+11.5%
Net operating income	**6,272**	**6,046**	**6,530**	**6,141**	**6,770**	**6,915**	**7,349**	**+6.3%**	**18,848**	**21,034**	**+11.6%**
Net loan-loss provisions	(1,992)	(1,761)	(2,220)	(1,463)	(2,101)	(2,634)	(2,756)	+4.6%	(5,973)	(7,491)	+25.4%
Other gains (losses) and provisions	(467)	(470)	(506)	(850)	(498)	(537)	(747)	+39.1%	(1,443)	(1,782)	+23.5%
Underlying profit before tax	**3,813**	**3,815**	**3,804**	**3,828**	**4,171**	**3,744**	**3,846**	**+2.7%**	**11,432**	**11,761**	**+2.9%**
Underlying consolidated profit	**2,489**	**2,481**	**2,551**	**2,663**	**2,869**	**2,672**	**2,682**	**+0.4%**	**7,521**	**8,223**	**+9.3%**
Underlying attributable profit	**2,138**	**2,067**	**2,174**	**2,275**	**2,543**	**2,351**	**2,422**	**+3.0%**	**6,379**	**7,316**	**+14.7%**
Net capital gains and provisions*	(530)	—	—	—	—	—	—	—	(530)	—	-100.0%
Attributable profit	1,608	2,067	2,174	2,275	2,543	2,351	2,422	+3.0%	5,849	7,316	+25.1%

Santander (*) Including: in Q1'21, restructuring costs

21

GRUPO SANTANDER (Constant EUR mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Change Q3'22 / Q2'22	9M'21	9M'22	Change 9M'22 / 9M'21
Net interest income	8,576	8,791	8,929	9,223	9,087	9,429	9,943	+5.4%	26,296	28,460	+8.2%
Net fee income	2,730	2,779	2,754	2,829	2,880	2,998	2,989	-0.3%	8,263	8,867	+7.3%
Gains (losses) on financial transactions and other	960	500	888	394	670	223	409	+83.1%	2,348	1,302	-44.6%
Total revenue	**12,266**	**12,070**	**12,571**	**12,446**	**12,637**	**12,651**	**13,341**	**+5.5%**	**36,907**	**38,629**	**+4.7%**
Operating expenses	(5,404)	(5,522)	(5,628)	(5,878)	(5,644)	(5,844)	(6,107)	+4.5%	(16,554)	(17,595)	+6.3%
Net operating income	**6,862**	**6,548**	**6,943**	**6,568**	**6,993**	**6,807**	**7,235**	**+6.3%**	**20,353**	**21,034**	**+3.3%**
Net loan-loss provisions	(2,157)	(1,889)	(2,374)	(1,587)	(2,186)	(2,599)	(2,706)	+4.1%	(6,420)	(7,491)	+16.7%
Other gains (losses) and provisions	(479)	(465)	(515)	(872)	(502)	(525)	(754)	+43.5%	(1,459)	(1,782)	+22.2%
Underlying profit before tax	**4,227**	**4,193**	**4,055**	**4,108**	**4,305**	**3,682**	**3,774**	**+2.5%**	**12,474**	**11,761**	**-5.7%**
Underlying consolidated profit	**2,745**	**2,728**	**2,717**	**2,844**	**2,960**	**2,632**	**2,632**	**-0.0%**	**8,189**	**8,223**	**+0.4%**
Underlying attributable profit	**2,366**	**2,285**	**2,318**	**2,433**	**2,629**	**2,315**	**2,372**	**+2.5%**	**6,969**	**7,316**	**+5.0%**
Net capital gains and provisions*	(539)	2	1	1	—	—	—	—	(536)	—	-100.0%
Attributable profit	1,827	2,287	2,320	2,434	2,629	2,315	2,372	+2.5%	6,433	7,316	+13.7%

Santander (*) Including: in Q1'21, restructuring costs

22

23 Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,551 2,656 2,650 2,717 2,839 2,981 3,179 +6.6% 7,857 8,998 +14.5% Net fee income 1,072 1,086 1,080 1,107 1,154 1,162 1,125 -3.1% 3,237 3,441 +6.3% Gains (losses) on financial transactions and other 432 107 385 93 312 134 388 +189.9% 923 833 -9.8% Total revenue 4,055 3,848 4,114 3,917 4,305 4,276 4,692 +9.7% 12,018 13,273 +10.4% Operating expenses (2,072) (2,071) (2,049) (2,126) (2,060) (2,104) (2,132) +1.4% (6,192) (6,296) +1.7% Net operating income 1,983 1,777 2,065 1,790 2,245 2,172 2,559 +17.8% 5,825 6,977 +19.8% Net loan-loss provisions (596) (606) (675) (416) (515) (631) (614) -2.8% (1,877) (1,760) -6.3% Other gains (losses) and provisions (249) (346) (257) (436) (236) (342) (562) +64.2% (853) (1,140) +33.8% Underlying profit before tax 1,138 825 1,133 938 1,494 1,199 1,384 +15.4% 3,095 4,076 +31.7% Underlying consolidated profit 771 561 842 647 1,073 867 1,011 +16.6% 2,174 2,952 +35.8% Underlying attributable profit 769 542 809 629 1,018 821 998 +21.6% 2,121 2,837 +33.7%

24 Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,579 2,673 2,661 2,717 2,822 2,980 3,196 +7.3% 7,913 8,998 +13.7% Net fee income 1,076 1,088 1,080 1,107 1,153 1,161 1,127 -3.0% 3,244 3,441 +6.1% Gains (losses) on financial transactions and other 435 106 386 93 313 134 387 +189.1% 926 833 -10.0% Total revenue 4,091 3,866 4,127 3,917 4,288 4,275 4,710 +10.2% 12,084 13,273 +9.8% Operating expenses (2,095) (2,084) (2,057) (2,129) (2,053) (2,104) (2,139) +1.7% (6,235) (6,296) +1.0% Net operating income 1,996 1,783 2,070 1,788 2,235 2,171 2,571 +18.4% 5,849 6,977 +19.3% Net loan-loss provisions (595) (603) (674) (413) (513) (631) (616) -2.3% (1,872) (1,760) -6.0% Other gains (losses) and provisions (248) (344) (257) (437) (234) (342) (564) +64.9% (848) (1,140) +34.4% Underlying profit before tax 1,153 836 1,139 938 1,487 1,198 1,391 +16.0% 3,128 4,076 +30.3% Underlying consolidated profit 783 569 846 646 1,068 867 1,016 +17.2% 2,198 2,952 +34.3% Underlying attributable profit 781 551 815 629 1,013 821 1,003 +22.1% 2,147 2,837 +32.1%

25 Spain (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,074 1,065 998 1,028 998 1,017 1,119 +10.0% 3,137 3,134 -0.1% Net fee income 684 693 679 732 745 730 697 -4.6% 2,057 2,172 +5.6% Gains (losses) on financial transactions and other 310 74 331 78 278 169 306 +81.4% 716 752 +5.1% Total revenue 2,068 1,833 2,009 1,839 2,021 1,916 2,121 +10.7% 5,909 6,058 +2.5% Operating expenses (1,016) (1,011) (984) (1,040) (972) (971) (997) +2.7% (3,011) (2,941) -2.4% Net operating income 1,052 822 1,024 798 1,049 945 1,124 +19.0% 2,898 3,118 +7.6% Net loan-loss provisions (472) (612) (603) (633) (391) (416) (421) +1.4% (1,687) (1,228) -27.2% Other gains (losses) and provisions (131) (147) (161) (74) (139) (144) (110) -24.0% (440) (392) -10.7% Underlying profit before tax 449 63 260 91 519 385 593 +54.2% 772 1,497 +94.0% Underlying consolidated profit 302 48 203 74 365 287 452 +57.4% 553 1,104 +99.6% Underlying attributable profit 302 49 203 73 365 287 452 +57.3% 553 1,104 +99.5%

26 United Kingdom (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 989 1,088 1,156 1,151 1,192 1,227 1,277 +4.1% 3,232 3,695 +14.3% Net fee income 120 117 114 82 92 110 93 -15.3% 352 295 -16.1% Gains (losses) on financial transactions and other (10) (6) 21 (7) 7 6 28 +365.1% 5 41 — Total revenue 1,099 1,199 1,291 1,226 1,291 1,342 1,397 +4.1% 3,589 4,031 +12.3% Operating expenses (652) (648) (638) (655) (672) (677) (660) -2.5% (1,937) (2,008) +3.7% Net operating income 447 551 653 571 620 666 738 +10.8% 1,652 2,023 +22.5% Net loan-loss provisions (18) 86 (1) 178 (51) (74) (109) +47.4% 67 (234) — Other gains (losses) and provisions (31) (63) (39) (187) (66) (99) (88) -11.0% (132) (253) +91.6% Underlying profit before tax 398 575 613 563 503 492 540 +9.7% 1,587 1,535 -3.2% Underlying consolidated profit 286 391 443 417 375 361 402 +11.5% 1,120 1,138 +1.6% Underlying attributable profit 286 391 443 417 375 361 402 +11.5% 1,120 1,138 +1.6%

27 United Kingdom (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,020 1,108 1,168 1,153 1,177 1,228 1,290 +5.0% 3,296 3,695 +12.1% Net fee income 124 119 115 82 91 110 94 -14.3% 358 295 -17.7% Gains (losses) on financial transactions and other (10) (6) 21 (7) 7 6 28 +365.1% 5 41 — Total revenue 1,134 1,221 1,305 1,227 1,275 1,344 1,412 +5.0% 3,659 4,031 +10.1% Operating expenses (672) (659) (644) (655) (663) (678) (667) -1.6% (1,975) (2,008) +1.7% Net operating income 461 562 661 572 612 666 745 +11.8% 1,684 2,023 +20.1% Net loan-loss provisions (19) 89 (2) 181 (51) (74) (110) +48.4% 68 (234) — Other gains (losses) and provisions (32) (64) (39) (189) (65) (99) (89) -10.0% (135) (253) +87.9% Underlying profit before tax 411 587 620 564 496 493 546 +10.7% 1,618 1,535 -5.1% Underlying consolidated profit 295 399 449 418 371 361 406 +12.5% 1,142 1,138 -0.3% Underlying attributable profit 295 399 449 418 371 361 406 +12.5% 1,142 1,138 -0.3%

28 United Kingdom (GBP mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 864 938 989 976 997 1,040 1,092 +5.0% 2,791 3,129 +12.1% Net fee income 105 101 97 69 77 93 80 -14.3% 304 250 -17.7% Gains (losses) on financial transactions and other (8) (5) 18 (6) 6 5 24 +365.1% 4 34 — Total revenue 960 1,034 1,105 1,039 1,080 1,138 1,195 +5.0% 3,099 3,413 +10.1% Operating expenses (569) (558) (545) (555) (562) (574) (565) -1.6% (1,673) (1,700) +1.7% Net operating income 391 476 560 485 518 564 631 +11.8% 1,426 1,713 +20.1% Net loan-loss provisions (16) 75 (1) 153 (43) (63) (93) +48.4% 58 (198) — Other gains (losses) and provisions (27) (54) (33) (160) (55) (84) (76) -10.0% (114) (215) +87.9% Underlying profit before tax 348 497 525 477 420 418 462 +10.7% 1,370 1,300 -5.1% Underlying consolidated profit 249 338 380 354 314 306 344 +12.5% 967 964 -0.3% Underlying attributable profit 249 338 380 354 314 306 344 +12.5% 967 964 -0.3%

29 Portugal (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 185 184 178 174 170 171 175 +2.7% 548 516 -5.8% Net fee income 99 110 115 116 122 123 121 -1.2% 325 366 +12.7% Gains (losses) on financial transactions and other 135 1 12 2 41 (13) 23 — 148 51 -65.6% Total revenue 420 296 305 292 333 281 320 +13.9% 1,020 933 -8.6% Operating expenses (146) (143) (140) (134) (125) (125) (125) +0.2% (429) (376) -12.4% Net operating income 274 153 165 159 207 155 194 +25.0% 591 557 -5.8% Net loan-loss provisions (35) (35) (25) 57 (8) (3) 2 — (95) (9) -90.2% Other gains (losses) and provisions (13) (11) (2) (1) 15 (40) 1 — (26) (24) -9.0% Underlying profit before tax 226 107 138 215 215 112 196 +74.7% 471 524 +11.3% Underlying consolidated profit 156 73 95 139 148 78 136 +74.6% 324 361 +11.4% Underlying attributable profit 156 73 95 138 148 77 135 +74.8% 324 360 +11.4%

30 Poland (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 233 242 244 302 407 486 530 +9.0% 719 1,424 +98.2% Net fee income 127 126 133 132 138 130 135 +3.9% 386 403 +4.5% Gains (losses) on financial transactions and other (10) 41 21 26 (35) (37) 24 — 52 (48) — Total revenue 349 410 398 460 511 579 690 +19.0% 1,157 1,780 +53.8% Operating expenses (158) (163) (162) (179) (166) (173) (171) -1.4% (483) (510) +5.5% Net operating income 191 247 236 281 345 406 519 +27.7% 674 1,270 +88.5% Net loan-loss provisions (68) (45) (47) (39) (64) (138) (88) -36.5% (161) (290) +80.3% Other gains (losses) and provisions (72) (126) (56) (150) (46) (60) (363) — (254) (469) +84.6% Underlying profit before tax 51 76 133 91 236 208 68 -67.2% 259 512 +97.4% Underlying consolidated profit 20 44 97 48 167 142 33 -76.9% 162 342 +111.2% Underlying attributable profit 15 29 65 31 112 95 22 -77.0% 109 229 +109.4%

31 Poland (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 226 235 238 297 403 484 537 +11.0% 700 1,424 +103.6% Net fee income 123 123 130 131 136 129 137 +6.0% 376 403 +7.3% Gains (losses) on financial transactions and other (10) 40 21 26 (34) (37) 23 — 51 (48) — Total revenue 340 398 389 454 505 577 698 +21.1% 1,126 1,780 +58.0% Operating expenses (154) (158) (158) (177) (164) (172) (173) +0.6% (470) (510) +8.4% Net operating income 186 239 230 277 341 404 525 +29.8% 656 1,270 +93.6% Net loan-loss provisions (66) (44) (46) (39) (63) (137) (89) -35.0% (156) (290) +85.2% Other gains (losses) and provisions (70) (122) (55) (148) (45) (60) (364) — (247) (469) +89.7% Underlying profit before tax 50 73 129 90 233 207 72 -65.4% 252 512 +102.8% Underlying consolidated profit 20 43 95 47 165 142 35 -75.1% 158 342 +117.0% Underlying attributable profit 15 28 64 31 111 95 24 -75.2% 107 229 +115.1%

32 Poland (PLN mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,057 1,098 1,112 1,389 1,881 2,261 2,510 +11.0% 3,267 6,652 +103.6% Net fee income 576 573 606 610 637 605 641 +6.0% 1,754 1,883 +7.3% Gains (losses) on financial transactions and other (46) 187 98 121 (160) (172) 109 — 238 (222) — Total revenue 1,587 1,857 1,815 2,121 2,359 2,693 3,260 +21.1% 5,260 8,312 +58.0% Operating expenses (718) (739) (739) (827) (766) (805) (810) +0.6% (2,197) (2,380) +8.4% Net operating income 869 1,118 1,076 1,293 1,593 1,889 2,451 +29.8% 3,063 5,932 +93.6% Net loan-loss provisions (309) (205) (216) (182) (294) (641) (417) -35.0% (730) (1,352) +85.2% Other gains (losses) and provisions (329) (570) (255) (690) (211) (279) (1,698) — (1,154) (2,188) +89.7% Underlying profit before tax 231 343 605 421 1,088 968 335 -65.4% 1,179 2,392 +102.8% Underlying consolidated profit 93 199 444 220 771 662 164 -75.1% 736 1,597 +117.0% Underlying attributable profit 70 130 298 143 518 442 110 -75.2% 497 1,070 +115.1%

33 Other Europe (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 71 76 75 61 72 80 77 -3.1% 221 229 +3.5% Net fee income 41 38 39 44 56 69 79 +14.7% 118 205 +73.3% Gains (losses) on financial transactions and other 6 (3) (1) (6) 21 9 7 -20.6% 3 37 — Total revenue 119 111 113 99 149 158 164 +3.7% 342 471 +37.8% Operating expenses (101) (106) (125) (118) (125) (158) (179) +13.8% (332) (462) +39.2% Net operating income 18 5 (13) (19) 24 1 (15) — 10 10 -8.3% Net loan-loss provisions (3) (1) 1 21 (1) (1) 3 — (2) 1 — Other gains (losses) and provisions (2) 1 0 (24) (1) 1 (2) — (1) (3) +125.9% Underlying profit before tax 13 5 (11) (22) 22 1 (15) — 7 8 +16.3% Underlying consolidated profit 7 4 3 (30) 17 (0) (11) — 14 6 -59.4% Underlying attributable profit 10 1 3 (31) 17 1 (13) — 15 5 -64.2%

34 Other Europe (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 74 80 78 64 74 80 75 -6.3% 233 229 -1.7% Net fee income 46 42 42 47 58 69 78 +12.0% 129 205 +58.9% Gains (losses) on financial transactions and other 10 (3) (0) (6) 22 9 7 -25.9% 7 37 +454.8% Total revenue 129 119 120 104 154 158 159 +0.6% 369 471 +27.9% Operating expenses (107) (112) (130) (123) (128) (158) (176) +11.7% (349) (462) +32.2% Net operating income 23 7 (10) (18) 26 0 (17) — 19 10 -50.8% Net loan-loss provisions (3) (1) 2 21 (1) (1) 3 — (2) 1 — Other gains (losses) and provisions (2) 1 0 (25) (1) 1 (2) — (1) (3) +123.9% Underlying profit before tax 18 7 (8) (22) 24 1 (16) — 16 8 -48.2% Underlying consolidated profit 11 5 5 (31) 18 (0) (12) — 21 6 -72.2% Underlying attributable profit 14 3 5 (31) 19 1 (14) — 21 5 -75.4%

35 North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,971 1,977 2,037 2,086 2,131 2,352 2,619 +11.4% 5,986 7,102 +18.7% Net fee income 451 410 386 397 443 494 513 +3.8% 1,247 1,450 +16.3% Gains (losses) on financial transactions and other 313 299 322 204 220 140 108 -22.9% 934 469 -49.8% Total revenue 2,735 2,686 2,745 2,687 2,795 2,986 3,240 +8.5% 8,166 9,021 +10.5% Operating expenses (1,149) (1,194) (1,275) (1,349) (1,260) (1,432) (1,546) +8.0% (3,617) (4,239) +17.2% Net operating income 1,587 1,492 1,471 1,337 1,535 1,554 1,694 +9.0% 4,549 4,782 +5.1% Net loan-loss provisions (393) (195) (506) (115) (439) (524) (703) +34.3% (1,095) (1,666) +52.2% Other gains (losses) and provisions (20) 8 (38) (96) (46) (19) (46) +135.7% (50) (111) +123.6% Underlying profit before tax 1,174 1,305 926 1,127 1,050 1,011 945 -6.5% 3,405 3,005 -11.7% Underlying consolidated profit 887 990 749 889 815 782 706 -9.7% 2,626 2,302 -12.3% Underlying attributable profit 750 831 637 741 806 772 693 -10.2% 2,218 2,271 +2.4%

36 North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,240 2,236 2,252 2,263 2,262 2,352 2,489 +5.8% 6,728 7,102 +5.6% Net fee income 512 461 424 430 471 493 486 -1.4% 1,397 1,450 +3.8% Gains (losses) on financial transactions and other 355 340 357 215 233 138 98 -29.2% 1,053 469 -55.5% Total revenue 3,108 3,037 3,033 2,909 2,965 2,983 3,072 +3.0% 9,178 9,021 -1.7% Operating expenses (1,301) (1,346) (1,407) (1,464) (1,335) (1,433) (1,470) +2.6% (4,054) (4,239) +4.5% Net operating income 1,806 1,691 1,626 1,445 1,630 1,550 1,602 +3.4% 5,123 4,782 -6.7% Net loan-loss provisions (447) (218) (563) (120) (466) (524) (675) +28.8% (1,228) (1,666) +35.6% Other gains (losses) and provisions (23) 9 (41) (106) (49) (18) (44) +138.1% (55) (111) +104.0% Underlying profit before tax 1,336 1,482 1,023 1,219 1,116 1,007 883 -12.3% 3,841 3,005 -21.7% Underlying consolidated profit 1,010 1,125 828 964 866 779 658 -15.6% 2,964 2,302 -22.3% Underlying attributable profit 855 945 705 804 856 769 646 -16.0% 2,505 2,271 -9.3%

37 United States (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,310 1,300 1,332 1,356 1,378 1,499 1,669 +11.3% 3,942 4,546 +15.3% Net fee income 241 191 174 176 197 198 194 -2.0% 606 588 -3.0% Gains (losses) on financial transactions and other 324 318 316 239 236 157 139 -11.8% 958 533 -44.4% Total revenue 1,875 1,809 1,822 1,771 1,811 1,854 2,001 +8.0% 5,506 5,667 +2.9% Operating expenses (748) (783) (815) (850) (798) (883) (953) +7.9% (2,346) (2,635) +12.3% Net operating income 1,127 1,025 1,007 920 1,013 970 1,048 +8.0% 3,160 3,032 -4.0% Net loan-loss provisions (165) 9 (294) 31 (256) (338) (513) +51.8% (450) (1,107) +145.9% Other gains (losses) and provisions (15) 15 (6) (110) (19) 7 (5) — (6) (17) +199.7% Underlying profit before tax 947 1,049 708 841 738 640 530 -17.2% 2,704 1,908 -29.4% Underlying consolidated profit 720 799 575 652 583 507 399 -21.2% 2,093 1,489 -28.9% Underlying attributable profit 598 655 479 519 583 507 399 -21.2% 1,732 1,489 -14.0%

38 United States (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,487 1,476 1,478 1,458 1,456 1,504 1,586 +5.4% 4,441 4,546 +2.4% Net fee income 273 217 192 188 208 198 182 -7.9% 683 588 -13.9% Gains (losses) on financial transactions and other 367 361 351 253 250 155 127 -18.0% 1,079 533 -50.6% Total revenue 2,127 2,054 2,021 1,899 1,914 1,857 1,895 +2.1% 6,202 5,667 -8.6% Operating expenses (848) (890) (905) (916) (843) (887) (905) +2.0% (2,643) (2,635) -0.3% Net operating income 1,279 1,165 1,116 983 1,071 970 991 +2.1% 3,559 3,032 -14.8% Net loan-loss provisions (188) 10 (330) 41 (270) (341) (496) +45.6% (507) (1,107) +118.3% Other gains (losses) and provisions (17) 17 (6) (123) (20) 8 (5) — (6) (17) +166.0% Underlying profit before tax 1,074 1,192 780 901 780 638 490 -23.1% 3,046 1,908 -37.4% Underlying consolidated profit 817 907 634 699 616 505 368 -27.2% 2,358 1,489 -36.8% Underlying attributable profit 678 744 529 555 616 505 368 -27.2% 1,951 1,489 -23.7%

39 United States (USD mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,578 1,567 1,569 1,548 1,546 1,597 1,684 +5.4% 4,715 4,826 +2.4% Net fee income 290 231 204 200 221 210 193 -7.9% 725 624 -13.9% Gains (losses) on financial transactions and other 390 383 372 269 265 165 135 -18.0% 1,145 566 -50.6% Total revenue 2,258 2,181 2,146 2,016 2,032 1,972 2,012 +2.1% 6,585 6,016 -8.6% Operating expenses (901) (945) (960) (973) (895) (942) (960) +2.0% (2,806) (2,797) -0.3% Net operating income 1,358 1,236 1,185 1,044 1,137 1,030 1,052 +2.1% 3,779 3,219 -14.8% Net loan-loss provisions (199) 11 (350) 43 (287) (362) (527) +45.6% (538) (1,175) +118.3% Other gains (losses) and provisions (18) 18 (7) (130) (22) 9 (5) — (7) (18) +166.0% Underlying profit before tax 1,141 1,265 828 957 828 677 520 -23.1% 3,234 2,026 -37.4% Underlying consolidated profit 867 963 673 742 654 536 390 -27.2% 2,504 1,581 -36.8% Underlying attributable profit 720 790 561 590 654 536 390 -27.2% 2,072 1,581 -23.7%

40 Mexico (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 661 678 705 730 753 853 950 +11.4% 2,043 2,556 +25.1% Net fee income 204 210 203 211 245 283 303 +6.8% 617 831 +34.7% Gains (losses) on financial transactions and other (6) (16) 5 (30) (17) (22) (37) +70.3% (18) (75) +329.9% Total revenue 858 872 913 910 982 1,115 1,216 +9.1% 2,643 3,312 +25.3% Operating expenses (373) (379) (425) (466) (432) (498) (537) +8.0% (1,177) (1,467) +24.7% Net operating income 485 493 488 444 549 617 679 +10.0% 1,466 1,845 +25.9% Net loan-loss provisions (228) (204) (213) (146) (183) (184) (188) +2.3% (645) (555) -13.8% Other gains (losses) and provisions (5) (6) (1) (6) (26) (26) (38) +46.1% (13) (91) — Underlying profit before tax 253 282 274 292 340 407 452 +11.1% 808 1,198 +48.2% Underlying consolidated profit 192 217 227 243 257 308 340 +10.6% 635 906 +42.6% Underlying attributable profit 177 200 210 228 249 297 328 +10.5% 588 874 +48.6%

41 Mexico (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 753 760 773 805 805 848 903 +6.4% 2,287 2,556 +11.8% Net fee income 232 236 222 232 262 282 287 +1.8% 691 831 +20.3% Gains (losses) on financial transactions and other (7) (19) 6 (33) (18) (22) (36) +65.3% (20) (75) +284.1% Total revenue 978 978 1,002 1,004 1,050 1,108 1,154 +4.1% 2,958 3,312 +12.0% Operating expenses (425) (425) (467) (515) (462) (495) (510) +3.0% (1,317) (1,467) +11.4% Net operating income 553 553 535 489 588 613 644 +5.0% 1,641 1,845 +12.5% Net loan-loss provisions (260) (229) (233) (160) (196) (182) (177) -2.6% (721) (555) -23.0% Other gains (losses) and provisions (6) (7) (1) (7) (28) (26) (37) +41.7% (14) (91) — Underlying profit before tax 288 317 300 322 364 405 430 +6.1% 905 1,198 +32.5% Underlying consolidated profit 218 243 249 268 275 306 324 +5.6% 711 906 +27.4% Underlying attributable profit 202 225 231 252 266 296 312 +5.5% 658 874 +32.8%

42 Mexico (MXN mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 16,201 16,346 16,630 17,312 17,319 18,241 19,417 +6.4% 49,176 54,978 +11.8% Net fee income 4,995 5,077 4,781 4,998 5,641 6,061 6,170 +1.8% 14,853 17,873 +20.3% Gains (losses) on financial transactions and other (156) (399) 134 (717) (384) (466) (771) +65.3% (422) (1,621) +284.1% Total revenue 21,039 21,024 21,544 21,592 22,576 23,836 24,817 +4.1% 63,607 71,230 +12.0% Operating expenses (9,139) (9,140) (10,048) (11,067) (9,939) (10,646) (10,967) +3.0% (28,326) (31,552) +11.4% Net operating income 11,900 11,884 11,497 10,525 12,638 13,190 13,850 +5.0% 35,281 39,678 +12.5% Net loan-loss provisions (5,582) (4,921) (5,012) (3,445) (4,212) (3,919) (3,815) -2.6% (15,514) (11,946) -23.0% Other gains (losses) and provisions (127) (151) (30) (154) (606) (559) (793) +41.7% (308) (1,958) — Underlying profit before tax 6,192 6,813 6,455 6,926 7,820 8,712 9,242 +6.1% 19,459 25,774 +32.5% Underlying consolidated profit 4,699 5,229 5,354 5,761 5,921 6,591 6,962 +5.6% 15,282 19,474 +27.4% Underlying attributable profit 4,347 4,837 4,972 5,419 5,724 6,362 6,709 +5.5% 14,156 18,794 +32.8%

43 Other North America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 0 0 0 0 0 (0) (0) -25.8% 0 0 -97.2% Net fee income 7 8 9 10 1 13 17 +27.9% 24 31 +29.8% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 6 +40.9% (6) 11 — Total revenue 2 5 10 5 2 17 23 +31.9% 18 42 +137.4% Operating expenses (28) (32) (35) (33) (30) (51) (56) +8.7% (94) (137) +45.1% Net operating income (26) (26) (25) (27) (28) (34) (33) -3.1% (77) (95) +23.7% Net loan-loss provisions (0) (0) 0 (0) 0 (1) (2) +21.9% 0 (3) — Other gains (losses) and provisions (0) (0) (31) 21 (0) (0) (2) +400.4% (31) (3) -90.5% Underlying profit before tax (26) (27) (55) (7) (28) (36) (37) +3.4% (108) (101) -6.3% Underlying consolidated profit (25) (25) (52) (5) (26) (33) (34) +3.0% (102) (93) -9.3% Underlying attributable profit (25) (25) (52) (6) (26) (32) (34) +6.4% (102) (92) -9.5%

44 Other North America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 0 0 0 0 0 (0) (0) -25.8% 0 0 -97.2% Net fee income 7 8 9 10 1 13 17 +27.9% 24 31 +29.8% Gains (losses) on financial transactions and other (5) (2) 1 (4) 1 4 6 +40.9% (6) 11 — Total revenue 2 5 10 5 2 17 23 +31.9% 18 42 +137.4% Operating expenses (28) (32) (35) (33) (30) (51) (56) +8.6% (94) (137) +45.1% Net operating income (26) (26) (25) (27) (28) (34) (33) -3.2% (77) (95) +23.7% Net loan-loss provisions (0) (0) 0 (0) 0 (1) (2) +21.9% 0 (3) — Other gains (losses) and provisions (0) (0) (33) 24 (0) (1) (2) +383.1% (34) (3) -91.2% Underlying profit before tax (26) (27) (58) (4) (28) (36) (37) +3.2% (110) (101) -8.4% Underlying consolidated profit (25) (25) (55) (3) (26) (33) (34) +2.9% (105) (93) -11.5% Underlying attributable profit (25) (25) (55) (4) (26) (32) (34) +6.2% (105) (92) -11.7%

45 South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,570 2,756 2,916 3,065 3,037 3,390 3,411 +0.6% 8,242 9,838 +19.4% Net fee income 842 928 956 995 1,013 1,162 1,174 +1.0% 2,726 3,350 +22.9% Gains (losses) on financial transactions and other 122 85 115 (13) 145 185 95 -48.8% 322 425 +32.1% Total revenue 3,535 3,768 3,987 4,048 4,195 4,738 4,680 -1.2% 11,290 13,613 +20.6% Operating expenses (1,219) (1,299) (1,398) (1,464) (1,484) (1,669) (1,782) +6.8% (3,916) (4,935) +26.0% Net operating income 2,316 2,469 2,589 2,583 2,711 3,069 2,898 -5.6% 7,374 8,677 +17.7% Net loan-loss provisions (683) (809) (892) (867) (999) (1,335) (1,300) -2.6% (2,384) (3,633) +52.4% Other gains (losses) and provisions (132) (55) (124) (162) (151) (130) (107) -17.6% (312) (389) +24.5% Underlying profit before tax 1,500 1,605 1,573 1,554 1,561 1,604 1,491 -7.1% 4,678 4,656 -0.5% Underlying consolidated profit 903 1,011 961 998 1,052 1,215 1,082 -11.0% 2,875 3,349 +16.5% Underlying attributable profit 770 868 823 855 900 1,046 938 -10.3% 2,462 2,884 +17.1%

46 South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,888 3,029 3,157 3,395 3,158 3,266 3,413 +4.5% 9,074 9,838 +8.4% Net fee income 958 1,032 1,030 1,099 1,053 1,123 1,174 +4.5% 3,021 3,350 +10.9% Gains (losses) on financial transactions and other 149 99 133 (0) 164 189 73 -61.4% 381 425 +11.5% Total revenue 3,996 4,160 4,320 4,494 4,375 4,577 4,660 +1.8% 12,476 13,613 +9.1% Operating expenses (1,327) (1,397) (1,483) (1,589) (1,526) (1,612) (1,797) +11.5% (4,207) (4,935) +17.3% Net operating income 2,669 2,762 2,838 2,905 2,849 2,965 2,863 -3.5% 8,269 8,677 +4.9% Net loan-loss provisions (794) (917) (989) (990) (1,057) (1,301) (1,275) -2.0% (2,701) (3,633) +34.5% Other gains (losses) and provisions (144) (54) (131) (173) (154) (120) (115) -4.0% (329) (389) +18.1% Underlying profit before tax 1,730 1,792 1,717 1,742 1,638 1,545 1,473 -4.7% 5,239 4,656 -11.1% Underlying consolidated profit 1,020 1,111 1,039 1,105 1,098 1,177 1,074 -8.7% 3,170 3,349 +5.7% Underlying attributable profit 877 961 892 949 941 1,012 931 -8.0% 2,730 2,884 +5.6%

47 Brazil (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,778 1,917 2,081 2,091 2,143 2,279 2,251 -1.2% 5,776 6,672 +15.5% Net fee income 632 698 696 701 743 857 812 -5.3% 2,027 2,412 +19.0% Gains (losses) on financial transactions and other 109 64 103 5 133 238 215 -9.4% 276 587 +112.8% Total revenue 2,519 2,680 2,880 2,797 3,019 3,374 3,278 -2.8% 8,079 9,671 +19.7% Operating expenses (723) (779) (864) (870) (930) (1,022) (1,058) +3.6% (2,366) (3,009) +27.2% Net operating income 1,797 1,900 2,017 1,927 2,089 2,352 2,220 -5.6% 5,713 6,661 +16.6% Net loan-loss provisions (549) (674) (757) (735) (852) (1,163) (1,150) -1.1% (1,980) (3,165) +59.9% Other gains (losses) and provisions (96) (28) (89) (103) (114) (43) (23) -46.9% (214) (180) -15.8% Underlying profit before tax 1,152 1,198 1,170 1,090 1,123 1,146 1,047 -8.7% 3,520 3,316 -5.8% Underlying consolidated profit 623 683 653 624 700 819 738 -9.8% 1,959 2,257 +15.2% Underlying attributable profit 560 617 580 562 627 737 662 -10.2% 1,758 2,027 +15.3%

48 Brazil (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 2,156 2,245 2,359 2,454 2,303 2,190 2,180 -0.4% 6,761 6,672 -1.3% Net fee income 766 818 788 823 798 827 786 -5.0% 2,372 2,412 +1.7% Gains (losses) on financial transactions and other 132 74 117 6 143 234 209 -10.4% 323 587 +81.8% Total revenue 3,055 3,137 3,264 3,283 3,244 3,251 3,175 -2.3% 9,456 9,671 +2.3% Operating expenses (876) (913) (980) (1,021) (999) (984) (1,027) +4.4% (2,769) (3,009) +8.7% Net operating income 2,179 2,225 2,284 2,262 2,245 2,268 2,148 -5.2% 6,687 6,661 -0.4% Net loan-loss provisions (665) (791) (861) (863) (915) (1,132) (1,118) -1.2% (2,317) (3,165) +36.6% Other gains (losses) and provisions (116) (32) (102) (120) (122) (37) (20) -45.1% (250) (180) -28.1% Underlying profit before tax 1,397 1,402 1,321 1,279 1,208 1,099 1,010 -8.0% 4,120 3,316 -19.5% Underlying consolidated profit 755 800 738 733 753 791 714 -9.7% 2,293 2,257 -1.6% Underlying attributable profit 679 723 655 660 674 712 640 -10.1% 2,057 2,027 -1.5%

49 Brazil (BRL mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 11,731 12,215 12,834 13,348 12,527 11,912 11,859 -0.4% 36,780 36,297 -1.3% Net fee income 4,169 4,450 4,285 4,476 4,342 4,501 4,275 -5.0% 12,905 13,118 +1.7% Gains (losses) on financial transactions and other 718 402 635 35 780 1,272 1,139 -10.4% 1,756 3,192 +81.8% Total revenue 16,618 17,067 17,755 17,859 17,650 17,685 17,273 -2.3% 51,441 52,608 +2.3% Operating expenses (4,767) (4,966) (5,330) (5,554) (5,435) (5,350) (5,585) +4.4% (15,062) (16,370) +8.7% Net operating income 11,852 12,102 12,425 12,306 12,215 12,335 11,688 -5.2% 36,379 36,237 -0.4% Net loan-loss provisions (3,619) (4,302) (4,683) (4,693) (4,980) (6,157) (6,082) -1.2% (12,604) (17,219) +36.6% Other gains (losses) and provisions (633) (172) (555) (655) (666) (201) (111) -45.1% (1,360) (978) -28.1% Underlying profit before tax 7,599 7,628 7,187 6,958 6,569 5,976 5,495 -8.0% 22,415 18,040 -19.5% Underlying consolidated profit 4,109 4,350 4,013 3,986 4,094 4,301 3,884 -9.7% 12,473 12,280 -1.6% Underlying attributable profit 3,695 3,935 3,562 3,589 3,668 3,876 3,483 -10.1% 11,192 11,027 -1.5%

50 Chile (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 497 511 467 508 483 554 402 -27.5% 1,475 1,440 -2.4% Net fee income 95 96 104 100 112 110 120 +9.1% 294 341 +15.9% Gains (losses) on financial transactions and other 22 30 12 14 55 43 55 +29.3% 64 153 +137.5% Total revenue 614 637 582 622 650 707 577 -18.4% 1,833 1,934 +5.5% Operating expenses (236) (245) (229) (233) (234) (255) (248) -2.7% (710) (737) +3.9% Net operating income 378 392 354 389 416 452 329 -27.2% 1,124 1,197 +6.5% Net loan-loss provisions (100) (82) (84) (75) (95) (110) (85) -22.8% (266) (290) +9.3% Other gains (losses) and provisions (1) 5 (5) (14) 1 (19) (0) -99.4% (2) (17) — Underlying profit before tax 277 315 265 300 322 323 244 -24.6% 856 889 +3.9% Underlying consolidated profit 222 245 206 254 267 292 227 -22.3% 673 787 +16.9% Underlying attributable profit 152 168 142 174 188 204 160 -21.5% 462 551 +19.3%

51 Chile (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 475 484 467 524 480 547 413 -24.6% 1,426 1,440 +0.9% Net fee income 91 91 103 103 111 108 122 +12.7% 285 341 +19.9% Gains (losses) on financial transactions and other 21 29 12 15 55 42 56 +33.6% 62 153 +145.5% Total revenue 587 603 583 642 646 698 591 -15.3% 1,773 1,934 +9.1% Operating expenses (226) (232) (229) (241) (233) (252) (253) +0.6% (687) (737) +7.4% Net operating income 362 371 354 401 413 446 338 -24.2% 1,087 1,197 +10.1% Net loan-loss provisions (96) (77) (84) (78) (94) (109) (87) -19.9% (257) (290) +13.0% Other gains (losses) and provisions (1) 4 (5) (13) 1 (18) (0) -98.5% (2) (17) — Underlying profit before tax 265 298 265 310 320 319 250 -21.5% 828 889 +7.4% Underlying consolidated profit 212 233 207 261 266 288 233 -19.3% 651 787 +20.8% Underlying attributable profit 146 160 142 178 186 201 164 -18.5% 447 551 +23.3%

Chile (CLP mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Change Q3'22 / Q2'22	9M'21	9M'22	Change 9M'22 / 9M'21
Net interest income	433,496	441,440	425,810	477,726	437,644	498,964	376,457	-24.6%	1,300,747	1,313,065	+0.9%
Net fee income	82,698	82,631	94,239	94,052	101,410	98,614	111,094	+12.7%	259,567	311,118	+19.9%
Gains (losses) on financial transactions and other	19,479	26,231	11,153	13,672	49,773	38,455	51,362	+33.6%	56,862	139,590	+145.5%
Total revenue	**535,673**	**550,302**	**531,201**	**585,451**	**588,826**	**636,034**	**538,913**	**-15.3%**	**1,617,176**	**1,763,773**	**+9.1%**
Operating expenses	(205,743)	(211,816)	(208,503)	(219,346)	(212,156)	(229,397)	(230,813)	+0.6%	(626,062)	(672,366)	+7.4%
Net operating income	**329,930**	**338,486**	**322,698**	**366,105**	**376,671**	**406,636**	**308,100**	**-24.2%**	**991,114**	**1,091,406**	**+10.1%**
Net loan-loss provisions	(87,495)	(70,398)	(76,361)	(71,581)	(85,876)	(99,311)	(79,579)	-19.9%	(234,254)	(264,766)	+13.0%
Other gains (losses) and provisions	(1,155)	4,015	(4,609)	(12,242)	1,288	(16,704)	(254)	-98.5%	(1,749)	(15,670)	—
Underlying profit before tax	**241,279**	**272,103**	**241,729**	**282,282**	**292,083**	**290,621**	**228,267**	**-21.5%**	**755,111**	**810,971**	**+7.4%**
Underlying consolidated profit	**193,299**	**212,074**	**188,354**	**237,659**	**242,277**	**262,963**	**212,199**	**-19.3%**	**593,727**	**717,440**	**+20.8%**
Underlying attributable profit	**132,850**	**145,483**	**129,423**	**162,734**	**169,969**	**183,357**	**149,468**	**-18.5%**	**407,756**	**502,793**	**+23.3%**

Santander

52

53 Argentina (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 203 234 267 361 300 432 616 +42.5% 704 1,347 +91.4% Net fee income 74 87 110 149 121 143 182 +26.9% 272 445 +63.8% Gains (losses) on financial transactions and other (16) (22) (13) (47) (57) (117) (205) +74.9% (51) (379) — Total revenue 261 300 364 463 364 458 592 +29.3% 925 1,413 +52.8% Operating expenses (171) (179) (204) (252) (217) (260) (333) +27.8% (554) (809) +46.2% Net operating income 91 121 160 211 147 198 259 +31.3% 371 604 +62.6% Net loan-loss provisions (14) (35) (40) (52) (39) (33) (34) +3.7% (88) (106) +20.0% Other gains (losses) and provisions (34) (31) (29) (42) (38) (67) (81) +20.3% (94) (186) +97.9% Underlying profit before tax 42 55 91 117 71 97 144 +48.2% 189 312 +65.0% Underlying consolidated profit 45 62 72 93 60 86 88 +2.5% 179 234 +30.8% Underlying attributable profit 44 62 72 92 59 86 88 +2.6% 178 234 +31.4%

54 Argentina (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 152 192 214 299 256 407 685 +68.5% 558 1,347 +141.6% Net fee income 55 72 89 123 103 136 207 +52.1% 215 445 +106.8% Gains (losses) on financial transactions and other (12) (18) (11) (38) (48) (109) (222) +103.2% (40) (379) — Total revenue 195 246 292 384 310 433 670 +54.6% 733 1,413 +92.9% Operating expenses (127) (147) (164) (209) (185) (247) (378) +53.1% (439) (809) +84.6% Net operating income 68 99 128 175 126 186 292 +56.6% 294 604 +105.3% Net loan-loss provisions (10) (28) (32) (43) (33) (32) (41) +28.7% (70) (106) +51.5% Other gains (losses) and provisions (26) (26) (23) (35) (32) (63) (91) +44.6% (74) (186) +149.8% Underlying profit before tax 32 45 73 97 60 92 160 +74.5% 150 312 +108.2% Underlying consolidated profit 33 50 58 77 51 81 102 +26.0% 142 234 +65.1% Underlying attributable profit 33 50 58 77 51 81 102 +26.0% 141 234 +65.8%

Argentina (ARS mn)

	Q1'21	Q2'21	Q3'21	Q4'21	Q1'22	Q2'22	Q3'22	Change Q3'22 / Q2'22	9M'21	9M'22	Change 9M'22 / 9M'21
Net interest income	21,907	27,724	30,984	43,242	36,978	58,765	99,007	+68.5%	80,614	194,750	+141.6%
Net fee income	7,977	10,342	12,802	17,770	14,875	19,625	29,856	+52.1%	31,120	64,356	+106.8%
Gains (losses) on financial transactions and other	(1,686)	(2,575)	(1,558)	(5,521)	(6,999)	(15,773)	(32,048)	+103.2%	(5,820)	(54,821)	—
Total revenue	**28,197**	**35,490**	**42,227**	**55,491**	**44,854**	**62,616**	**96,815**	**+54.6%**	**105,915**	**204,285**	**+92.9%**
Operating expenses	(18,420)	(21,246)	(23,720)	(30,259)	(26,714)	(35,664)	(54,603)	+53.1%	(63,386)	(116,980)	+84.6%
Net operating income	**9,777**	**14,245**	**18,507**	**25,232**	**18,140**	**26,952**	**42,213**	**+56.6%**	**42,529**	**87,305**	**+105.3%**
Net loan-loss provisions	(1,503)	(4,003)	(4,603)	(6,219)	(4,791)	(4,601)	(5,922)	+28.7%	(10,109)	(15,315)	+51.5%
Other gains (losses) and provisions	(3,691)	(3,717)	(3,358)	(5,064)	(4,654)	(9,093)	(13,151)	+44.6%	(10,767)	(26,898)	+149.8%
Underlying profit before tax	**4,582**	**6,524**	**10,546**	**13,949**	**8,695**	**13,258**	**23,139**	**+74.5%**	**21,653**	**45,092**	**+108.2%**
Underlying consolidated profit	**4,828**	**7,288**	**8,383**	**11,151**	**7,352**	**11,724**	**14,774**	**+26.0%**	**20,499**	**33,850**	**+65.1%**
Underlying attributable profit	**4,798**	**7,240**	**8,327**	**11,075**	**7,326**	**11,698**	**14,743**	**+26.0%**	**20,365**	**33,767**	**+65.8%**

Santander

55

56 Other South America (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 92 93 102 105 111 125 142 +13.7% 287 378 +31.6% Net fee income 41 46 45 46 38 52 62 +18.0% 133 152 +14.4% Gains (losses) on financial transactions and other 7 13 13 14 13 22 29 +33.6% 33 65 +98.7% Total revenue 140 152 160 166 162 199 233 +17.0% 452 594 +31.4% Operating expenses (90) (96) (101) (110) (104) (132) (144) +8.6% (287) (379) +32.4% Net operating income 51 56 59 55 59 67 89 +33.7% 166 215 +29.7% Net loan-loss provisions (20) (19) (11) (4) (13) (28) (30) +7.3% (50) (71) +41.8% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) (3) +137.7% (3) (6) +117.7% Underlying profit before tax 30 37 47 47 45 37 56 +49.6% 113 138 +22.3% Underlying consolidated profit 13 21 29 27 25 18 28 +55.9% 64 71 +11.7% Underlying attributable profit 14 21 29 27 25 19 28 +48.2% 64 72 +12.0%

57 Other South America (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 105 108 116 118 120 123 136 +10.7% 328 378 +15.1% Net fee income 46 52 51 51 41 52 60 +15.9% 148 152 +2.4% Gains (losses) on financial transactions and other 8 14 15 16 14 22 29 +33.0% 37 65 +77.1% Total revenue 158 173 182 185 175 196 224 +14.6% 513 594 +15.9% Operating expenses (98) (105) (110) (119) (109) (130) (140) +7.2% (313) (379) +21.3% Net operating income 61 68 72 66 65 65 84 +29.3% 200 215 +7.3% Net loan-loss provisions (23) (21) (13) (5) (14) (28) (29) +3.2% (57) (71) +25.2% Other gains (losses) and provisions (1) (1) (1) (4) (1) (1) (3) +135.1% (3) (6) +95.1% Underlying profit before tax 37 46 58 57 50 36 52 +45.7% 141 138 -1.7% Underlying consolidated profit 19 28 37 34 29 17 25 +50.5% 84 71 -15.3% Underlying attributable profit 19 28 37 34 29 18 25 +42.5% 84 72 -15.0%

58 Digital Consumer Bank (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 996 1,015 1,017 1,014 1,020 1,012 1,000 -1.2% 3,027 3,032 +0.1% Net fee income 188 206 222 204 206 219 204 -6.7% 616 629 +2.0% Gains (losses) on financial transactions and other 59 21 71 86 86 30 111 +269.6% 151 227 +50.5% Total revenue 1,244 1,242 1,309 1,304 1,312 1,261 1,315 +4.3% 3,795 3,887 +2.4% Operating expenses (600) (613) (591) (600) (645) (603) (605) +0.4% (1,805) (1,853) +2.7% Net operating income 643 629 718 704 667 658 709 +7.8% 1,990 2,034 +2.2% Net loan-loss provisions (166) (142) (141) (78) (148) (139) (142) +1.9% (449) (429) -4.4% Other gains (losses) and provisions (31) (45) (43) (74) (17) (11) 4 — (119) (24) -80.0% Underlying profit before tax 446 442 534 551 502 508 572 +12.6% 1,422 1,581 +11.2% Underlying consolidated profit 330 329 420 432 391 385 426 +10.5% 1,078 1,203 +11.6% Underlying attributable profit 249 236 324 355 282 290 336 +15.8% 809 908 +12.2%

59 Digital Consumer Bank (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 1,002 1,016 1,022 1,013 1,017 1,012 1,002 -1.0% 3,040 3,032 -0.3% Net fee income 188 206 222 204 206 219 204 -6.6% 616 629 +2.0% Gains (losses) on financial transactions and other 61 23 72 86 86 30 111 +267.4% 156 227 +46.1% Total revenue 1,251 1,245 1,315 1,303 1,309 1,261 1,317 +4.4% 3,812 3,887 +2.0% Operating expenses (602) (614) (593) (599) (643) (603) (607) +0.7% (1,809) (1,853) +2.4% Net operating income 649 631 723 704 666 659 710 +7.8% 2,003 2,034 +1.6% Net loan-loss provisions (167) (142) (142) (78) (148) (139) (142) +1.9% (450) (429) -4.7% Other gains (losses) and provisions (31) (44) (43) (74) (17) (11) 4 — (118) (24) -79.8% Underlying profit before tax 451 445 538 552 500 508 573 +12.6% 1,434 1,581 +10.3% Underlying consolidated profit 334 332 423 432 390 386 427 +10.6% 1,089 1,203 +10.5% Underlying attributable profit 254 239 327 355 281 290 336 +15.9% 819 908 +10.8%

60 Corporate Centre (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income (133) (164) (162) (165) (172) (181) (157) -13.0% (459) (510) +11.2% Net fee income (5) (8) (2) (12) (3) 2 (2) — (15) (3) -82.2% Gains (losses) on financial transactions and other (41) (67) (60) 0 (126) (267) (259) -3.0% (168) (652) +288.8% Total revenue (179) (239) (224) (177) (301) (446) (418) -6.2% (642) (1,165) +81.5% Operating expenses (79) (81) (89) (97) (87) (92) (93) +0.5% (249) (272) +9.2% Net operating income (258) (319) (314) (274) (388) (538) (511) -5.0% (891) (1,437) +61.3% Net loan-loss provisions (154) (9) (6) 13 (1) (4) 2 — (168) (4) -97.8% Other gains (losses) and provisions (33) (33) (43) (82) (48) (34) (35) +1.1% (108) (117) +8.0% Underlying profit before tax (445) (361) (362) (343) (437) (577) (544) -5.7% (1,168) (1,558) +33.4% Underlying consolidated profit (402) (409) (420) (303) (462) (577) (543) -5.9% (1,231) (1,583) +28.6% Underlying attributable profit (402) (410) (420) (303) (462) (577) (543) -5.9% (1,232) (1,583) +28.5%

61 Retail Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 7,286 7,573 7,770 7,966 8,094 8,620 9,053 +5.0% 22,629 25,767 +13.9% Net fee income 1,721 1,768 1,754 1,801 1,816 1,975 1,967 -0.4% 5,244 5,759 +9.8% Gains (losses) on financial transactions and other 349 297 438 145 184 (55) (21) -61.6% 1,085 109 -90.0% Total revenue 9,357 9,638 9,962 9,912 10,095 10,541 10,999 +4.4% 28,957 31,634 +9.2% Operating expenses (4,137) (4,229) (4,309) (4,429) (4,399) (4,626) (4,775) +3.2% (12,675) (13,800) +8.9% Net operating income 5,220 5,409 5,654 5,483 5,695 5,915 6,224 +5.2% 16,283 17,834 +9.5% Net loan-loss provisions (1,783) (1,724) (2,190) (1,384) (2,111) (2,621) (2,733) +4.3% (5,697) (7,465) +31.0% Other gains (losses) and provisions (398) (454) (442) (759) (425) (456) (673) +47.7% (1,293) (1,554) +20.2% Underlying profit before tax 3,039 3,231 3,022 3,340 3,159 2,838 2,818 -0.7% 9,292 8,815 -5.1% Underlying consolidated profit 2,034 2,212 2,150 2,338 2,311 2,188 2,086 -4.7% 6,396 6,584 +2.9% Underlying attributable profit 1,728 1,848 1,822 1,991 2,055 1,936 1,899 -1.9% 5,398 5,891 +9.1%

62 Retail Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 7,866 8,083 8,208 8,441 8,308 8,509 8,950 +5.2% 24,156 25,767 +6.7% Net fee income 1,848 1,871 1,828 1,897 1,857 1,946 1,956 +0.5% 5,547 5,759 +3.8% Gains (losses) on financial transactions and other 391 351 488 158 202 (45) (48) +5.8% 1,230 109 -91.2% Total revenue 10,105 10,305 10,524 10,496 10,366 10,411 10,858 +4.3% 30,934 31,634 +2.3% Operating expenses (4,372) (4,446) (4,494) (4,624) (4,484) (4,579) (4,738) +3.5% (13,311) (13,800) +3.7% Net operating income 5,733 5,860 6,030 5,872 5,883 5,832 6,119 +4.9% 17,623 17,834 +1.2% Net loan-loss provisions (1,948) (1,850) (2,341) (1,508) (2,195) (2,587) (2,682) +3.7% (6,140) (7,465) +21.6% Other gains (losses) and provisions (410) (456) (450) (778) (429) (444) (681) +53.4% (1,316) (1,554) +18.1% Underlying profit before tax 3,375 3,554 3,239 3,587 3,258 2,801 2,756 -1.6% 10,167 8,815 -13.3% Underlying consolidated profit 2,242 2,422 2,296 2,496 2,380 2,165 2,039 -5.8% 6,959 6,584 -5.4% Underlying attributable profit 1,912 2,032 1,950 2,126 2,122 1,916 1,853 -3.3% 5,894 5,891 -0.1%

63 Corporate & Investment Banking (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 690 716 729 785 786 928 924 -0.4% 2,135 2,637 +23.5% Net fee income 462 427 433 422 521 506 491 -3.0% 1,322 1,517 +14.8% Gains (losses) on financial transactions and other 466 108 237 144 456 416 571 +37.3% 811 1,442 +77.9% Total revenue 1,618 1,252 1,399 1,351 1,763 1,849 1,985 +7.3% 4,268 5,597 +31.1% Operating expenses (545) (560) (595) (679) (615) (673) (747) +10.9% (1,700) (2,035) +19.7% Net operating income 1,073 691 804 672 1,148 1,176 1,238 +5.3% 2,568 3,562 +38.7% Net loan-loss provisions (49) (20) (11) (71) 13 10 (8) — (80) 14 — Other gains (losses) and provisions (29) 22 (3) (7) (19) (36) (22) -39.8% (10) (77) — Underlying profit before tax 995 693 790 594 1,142 1,149 1,208 +5.1% 2,478 3,499 +41.2% Underlying consolidated profit 705 508 579 458 813 824 885 +7.3% 1,792 2,522 +40.7% Underlying attributable profit 670 469 540 433 759 772 833 +7.9% 1,680 2,364 +40.7%

64 Corporate & Investment Banking (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 726 752 758 813 802 915 920 +0.6% 2,236 2,637 +17.9% Net fee income 489 451 447 437 532 500 486 -2.8% 1,388 1,517 +9.3% Gains (losses) on financial transactions and other 494 105 239 149 467 408 567 +38.9% 838 1,442 +72.1% Total revenue 1,710 1,308 1,444 1,399 1,801 1,823 1,974 +8.2% 4,462 5,597 +25.4% Operating expenses (573) (586) (618) (705) (628) (669) (739) +10.5% (1,777) (2,035) +14.5% Net operating income 1,137 722 826 694 1,173 1,154 1,235 +7.0% 2,685 3,562 +32.7% Net loan-loss provisions (48) (22) (14) (70) 13 10 (9) — (84) 14 — Other gains (losses) and provisions (30) 30 (3) (10) (19) (36) (21) -40.6% (4) (77) — Underlying profit before tax 1,058 730 809 613 1,166 1,128 1,205 +6.8% 2,598 3,499 +34.7% Underlying consolidated profit 743 531 589 468 827 809 886 +9.5% 1,863 2,522 +35.4% Underlying attributable profit 704 490 548 442 772 758 834 +10.1% 1,742 2,364 +35.7%

65 Wealth Management & Insurance (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 113 115 122 127 145 184 225 +22.4% 350 554 +58.5% Net fee income 289 306 315 336 321 334 327 -2.0% 911 982 +7.8% Gains (losses) on financial transactions and other 126 114 209 68 120 118 133 +12.9% 448 370 -17.4% Total revenue 528 535 646 531 587 635 685 +7.8% 1,709 1,907 +11.6% Operating expenses (223) (225) (228) (238) (244) (252) (263) +4.4% (676) (758) +12.1% Net operating income 305 310 418 293 343 384 422 +10.1% 1,033 1,149 +11.2% Net loan-loss provisions (4) (6) (10) (18) 0 (9) (5) -44.9% (20) (13) -34.1% Other gains (losses) and provisions (4) (3) 16 (3) (5) (8) (4) -53.8% 9 (17) — Underlying profit before tax 298 301 424 272 338 367 414 +12.8% 1,022 1,118 +9.4% Underlying consolidated profit 225 229 317 214 260 286 319 +11.5% 771 864 +12.1% Underlying attributable profit 214 219 306 202 245 270 302 +11.9% 739 818 +10.7%

66 Wealth Management & Insurance (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income 118 120 126 131 148 183 224 +22.3% 364 554 +52.2% Net fee income 306 322 327 347 327 332 323 -2.7% 955 982 +2.9% Gains (losses) on financial transactions and other 131 117 212 73 124 117 130 +11.0% 460 370 -19.5% Total revenue 555 559 665 550 599 632 676 +7.1% 1,779 1,907 +7.2% Operating expenses (236) (238) (239) (248) (250) (250) (258) +3.0% (713) (758) +6.3% Net operating income 318 321 427 303 349 381 419 +9.7% 1,066 1,149 +7.8% Net loan-loss provisions (4) (6) (10) (19) 0 (9) (5) -46.4% (20) (13) -34.5% Other gains (losses) and provisions (4) (3) 16 (3) (5) (8) (4) -53.5% 9 (17) — Underlying profit before tax 310 313 432 281 344 364 410 +12.5% 1,055 1,118 +6.0% Underlying consolidated profit 234 239 324 222 265 284 315 +11.0% 797 864 +8.4% Underlying attributable profit 223 228 313 210 250 269 299 +11.3% 764 818 +7.1%

67 PagoNxt (EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income (1) (1) 0 3 2 3 6 +110.9% (2) 11 — Net fee income 81 127 140 144 157 222 232 +4.4% 349 611 +75.1% Gains (losses) on financial transactions and other (14) (4) 4 14 3 11 19 +80.3% (14) 33 — Total revenue 67 123 144 161 162 236 257 +9.2% 334 655 +96.4% Operating expenses (136) (162) (181) (194) (190) (258) (282) +9.4% (479) (729) +52.3% Net operating income (69) (40) (36) (33) (28) (22) (24) +12.1% (145) (74) -49.1% Net loan-loss provisions (2) (2) (2) (3) (3) (9) (13) +49.8% (7) (24) +245.9% Other gains (losses) and provisions (2) (3) (34) 1 (1) (3) (12) +365.9% (39) (16) -59.4% Underlying profit before tax (73) (46) (73) (35) (32) (33) (50) +50.5% (191) (114) -40.4% Underlying consolidated profit (72) (56) (79) (44) (53) (48) (64) +33.8% (207) (165) -20.2% Underlying attributable profit (72) (56) (79) (47) (54) (50) (69) +38.4% (206) (173) -16.2%

68 PagoNxt (Constant EUR mn) Change Change Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q3'22 / Q2'22 9M'21 9M'22 9M'22 / 9M'21 Net interest income (1) (1) (0) 3 2 3 6 +109.9% (2) 11 — Net fee income 92 143 153 161 167 218 227 +4.0% 389 611 +57.2% Gains (losses) on financial transactions and other (14) (3) 4 14 3 11 19 +81.0% (13) 33 — Total revenue 77 139 158 178 172 231 252 +8.9% 374 655 +75.3% Operating expenses (144) (171) (189) (204) (196) (255) (279) +9.5% (503) (729) +44.9% Net operating income (67) (32) (31) (26) (24) (23) (27) +16.0% (130) (74) -43.0% Net loan-loss provisions (3) (3) (3) (4) (3) (9) (13) +50.2% (8) (24) +194.9% Other gains (losses) and provisions (2) (4) (35) 1 (1) (3) (12) +366.4% (40) (16) -60.2% Underlying profit before tax (71) (38) (68) (29) (27) (34) (52) +51.3% (178) (114) -35.9% Underlying consolidated profit (71) (52) (76) (40) (50) (49) (66) +35.6% (199) (165) -17.2% Underlying attributable profit (71) (52) (76) (42) (52) (50) (70) +40.0% (199) (173) -13.1%

69 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits NPL and coverage ratios and cost of credit Quarterly income statements Glossary

70 Glossary - Acronyms ▪ ALCO: Assets and Liabilities Committee ▪ AT1: Additional Tier 1 ▪ AuMs: Assets under Management ▪ BFG: Deposit Guarantee Fund in Poland ▪ bn: Billion ▪ Bps: basis points ▪ CET1: Common equity tier 1 ▪ CIB: Corporate & Investment Bank ▪ CoE: Cost of equity ▪ CoR: Cost of risk ▪ Covid-19: Coronavirus Disease 19 ▪ DGF: Deposit guarantee fund ▪ DPS: Dividend per share ▪ GTB: Global Transaction Banking ▪ GDF: Global Debt Finance ▪ HQLA: High quality liquid asset ▪ FL: Fully-loaded ▪ FX: Foreign exchange ▪ EPS: Earning per share ▪ ESG: Environmental, social and governance ▪ FY: Full year ▪ HTC&S: Held to collect and sell ▪ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ▪ IPS: Institutional Protection Scheme ▪ LLPs: Loan-loss provisions ▪ M/LT: Medium- and long-term ▪ mn: million ▪ MREL: Minimum requirement for eligible liabilities ▪ NII: Net interest income ▪ NIM: Net interest margin ▪ NPL: Non-performing loans ▪ NPS: Net promoter score ▪ PBT: Profit before tax ▪ P&L: Profit and loss ▪ PoS: Point of Sale ▪ Pp: percentage points ▪ QoQ: Quarter-on-Quarter ▪ Repos: Repurchase agreements ▪ RoE: Return on equity ▪ RoRWA: Return on risk-weighted assets ▪ RoTE: Return on tangible equity ▪ RWA: Risk-weighted assets ▪ SAM: Santander Asset Management ▪ SCIB: Santander Corporate & Investment Banking ▪ SME: Small and Medium Enterprises ▪ SRF: Single Resolution Fund ▪ ST: Short term ▪ T1/T2: Tier 1 / Tier 2 ▪ TLAC: Total loss absorbing capacity ▪ TLTRO: Targeted longer-term refinancing operations ▪ TNAV: Tangible net asset value ▪ TPV: Total Payments Volume ▪ YoY: Year-on-Year ▪ YTD: Year to date ▪ WM&I: Wealth Management & Insurance

71 Glossary - Definitions Notes: The averages for the RoTE and RoRWA denominators are calculated using 10 months from December to September. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoE and RoTE is the annualized underlying attributable profit to which said results are added without annualizing. For periods less than one year, and if there are results in the net capital gains and provisions line, the profit used to calculate RoA and RoRWA is the annualized underlying consolidated profit, to which said results are added without annualizing. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation). PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations VOLUMES ✓ Loans: Gross loans and advances to customers (excl. reverse repos) ✓ Customer funds: Customer deposits excluding repos + marketed mutual funds CREDIT RISK ✓ NPL ratio: Credit impaired loans and advances to customers, customer guarantees and customer commitments granted / Total risk. Total risk is defined as: Total loans and advances and guarantees to customers (including credit impaired assets) + contingent liabilities granted that are credit impaired ✓ Total coverage ratio: Total allowances to cover impairment losses on loans and advances to customers, customer guarantees and customer commitments granted / Credit impaired loans and advances to customers, customer guarantees and customer commitments granted ✓ Cost of risk: Allowances for loan-loss provisions over the last 12 months / average loans and advances to customers of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    26 October 2022 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer